Exterran 16666 Northchase Dr. Houston, Texas 77060 U.S.A. Main 281.836.7000 www.exterran.com
March 16, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: Ms. Lilyanna Peyser
Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-164258) of Exterran Partners, L.P. (the “Registrant”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on March 18, 2010, at 3:00 p.m. Eastern Time, or as soon thereafter as practicable.
     In addition, we represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

United States Securities and Exchange Commission

     Please direct any questions or comments regarding the foregoing to me at 281.836.7000 or Doug McWilliams of Vinson & Elkins L.L.P. at 713.758.3613.

Sincerely, Exterran GP LLC
By:	/s/ Donald C. Wayne
Donald C. Wayne
Senior Vice President and General Counsel